CM

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC 02021692 COMMISSION

...549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27623

FV 9/13/02

SEC M RECEIVED SEP 04 2002 WASH. D.C. 165 SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DIVERSIFIED CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 BRICKELL AVENUE, SUITE 800
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY J. YARUS (305) 371-2722
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name — *if individual, state last, first, middle name*)

6401 GALLOWAY ROAD,SUITE 203	MIAMI	FLORIDA	33173
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY J. YARUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED CAPITAL CORPORATION, as of JUNE 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TRACY TERAMO
MY COMMISSION # CC 997844
EXPIRES: January 31, 2005
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
SEP 04 2002
WASH. D.C. 165 SECTION

DIVERSIFIED CAPITAL CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2002

DIVERSIFIED CAPITAL CORPORATION

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 203
Miami, Florida 33173

2525 N. State Road., 7 • Suite 205
Hollywood, Florida 33021

Dade: (305) 595-2727
Broward: (954) 437-0017
Fax: (305) 595-4691
web: www.cpasfla.com
e-mail: fbnr@cpasfla.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Diversified Capital Corporation

We have audited the balance sheet of Diversified Capital Corporation for the fiscal year ended June 30, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Capital Corporation as of June 30, 2002, and the results of its operations and its cash flows for the fiscal year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

Member: American and Florida Institutes of Certified Public Accountant's

The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Finkelstein Brown Nemet + Rothchild, P.A.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 15, 2002

DIVERSIFIED CAPITAL CORPORATION
BALANCE SHEET
JUNE 30, 2002

ASSETS

Cash	$ 5,067	
Commissions Receivable - Mutual Funds and Variable Annuities	21,831	
Investments, At Market	138,216	
Receivable From Broker	4,844	
Private Placement Investment	46,100	
Prepaid Income Taxes	3,354	
Deferred Tax Asset	1,011	
Prepaid Expenses	458	
Computer Equipment & Software, Less Accumulated Depreciation of $1,350	1,890	$ 222,771

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Commissions Payable	$ 16,440	
Deferred Income Taxes	8,188	$ 24,628
STOCKHOLDERS' EQUITY:		
Common Stock - Authorized 1,000,000 Shares $.001 Par Value, Issued and Outstanding 200,000 Shares	200	
Paid In Capital In Excess of Par Value	9,800	
Retained Earnings	188,143	198,143
		$ 222,771

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JUNE 30, 2002

REVENUE:		
Commissions Earned	$ 463,105	
Advisory Fees	52,054	
Dividend and Interest Income	5,238	$ 520,397
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Commissions	433,788	
Computer Expense	3,755	
Depreciation	648	
Directors Fees	4,500	
Dues and Subscriptions	2,016	
Insurance	5,955	
Loss on Securities Held for Investment	56,383	
Management Fees	48,000	
Office and Miscellaneous Expenses	7,589	
Payroll Taxes	1,010	
Professional Fees	4,650	
Registration Fees and Taxes	2,619	
Travel Expense	1,411	
Wages	10,000	
Expense Reimbursements	(4,697)	577,627
(LOSS) BEFORE INCOME TAXES		(57,230)
PROVISION FOR INCOME TAXES:		
Deferred Benefit		11,840
(LOSS)		$ (45,390)

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED JUNE 30, 2002

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JULY 1, 2001	$ 200	$ 9,800	$ 233,533	$ 243,533
(LOSS)	-	-	(45,390)	(45,390)
STOCKHOLDERS' EQUITY JUNE 30, 2002	$ 200	$ 9,800	$ 188,143	$ 198,143

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
(Loss)	$ (45,390)
Adjustments To Reconcile Income To Net Cash Used In Operating Activities:	
Depreciation	648
Loss On Investments Net of Related Deferred Income Taxes	45,562
Decrease in Receivables	110,131
Increase in Prepaid Expenses	(458)
Decrease in Commissions Payable	(104,865)
Increase in Deferred Tax Asset	(1,011)
Total Adjustments	50,007
Net Cash Flow Provided By Operating Activities	4,617
INCREASE IN CASH	4,617
CASH BALANCE - JULY 1, 2001	450
CASH BALANCE - JUNE 30, 2002	$ 5,067
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	-0-
Cash paid during the year for interest	-0-

DISCLOSURE OF ACCOUNTING POLICY:

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accompanying Notes

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

The Company operates as a broker/dealer and is thus, registered with the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities. The company is located in, and operates throughout, South Florida.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the aggregate indebtedness as defined shall not exceed fifteen times net capital, as defined. At June 30, 2002, the Company's net capital was $119,228 and the "Required Net Capital" as defined was $5,000. The ratio of "Aggregate Indebtedness" to Net Capital was 22.80%.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION:

Depreciation is provided on the straight-line method over the useful life of the assets of five years.

NOTE 2 - INCOME TAXES:

There is no federal and no state income tax expense for the current year. Deferred taxes result from temporary differences as described in Note 3.

NOTE 3 - DEFERRED INCOME TAXES:

Deferred income taxes are provided to reflect timing differences in reporting results of operations for financial statement and income tax purposes. Timing differences, resulting from the income tax effect of unrealized gains on investment securities and on accumulated depreciation, are a benefit of $2,660 to state income taxes and $8,163 to federal income taxes for the current year. The deferred income tax liability is due to the cumulative result of those same timing differences. The deferred tax asset is a result of the net operating loss for income tax purposes. No valuation allowance was taken against the tax deferred tax asset. The benefit to state income taxes is $315 and $696 to federal income taxes for the current year.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company occupies office space at the facilities of its 50% shareholder on a month-to-month basis. The shareholder provides office facilities, telephone service, administrative and clerical personnel and various administration services for a total of $2,500. The management fee of $48,000 was paid to a corporation owned by a 50% shareholder. The commission expense of $433,788 includes $44,525 paid to a 50% shareholder.

SUPPLEMENTARY INFORMATION

DIVERSIFIED CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
JUNE 30, 2002

CREDITS:	
Stockholders' Equity	$ 198,143
Deferred Income Taxes Related to Unrealized Appreciation of Investments	4,772
TOTAL CREDITS	202,915
DEBITS:	
Deferred Tax Asset	1,010
Over 30 Day Receivables	3,207
Cash Account at Schwab	4,844
Computer Equipment (Net of Depreciation)	1,890
Private Placement Investment	46,100
Prepaid Expenses	3,812
	60,863
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	142,052
Haircuts on Securities Position:	
Investment Securities	22,824
NET CAPITAL	119,228
MINIMUM NET CAPITAL REQUIREMENT:	
6-2/3% of Aggregate Indebtedness of $27,192 or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 114,228
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	22.80%
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Commissions Payable	$ 16,440
Deferred Income Tax Payable	10,752
	$ 27,192

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (I) - All required transactions would be through a special account for the exclusive benefit of customers but the company had no such transactions during previous years.

See Accompanying Accountants' Report

DIVERSIFIED CAPITAL CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
JUNE 30, 2002

NET CAPITAL PER COMPUTATION (Page 9)	$ 119,228
Adjustments:	
Commissions Payable	1,280
Credit for Deferred Income Tax Related to Appreciation of Investment	(214)
Haircut	981
Cash at Schwab	4,844
Deferred Income Tax Payable	(2,372)
	4,519
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 123,747

SUBORDINATED DEBT

The Company did not have subordinated debt as of June 30, 2002 or at any time during the year then ended.

See Accompanying Accountants' Report

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 203
Miami, Florida 33173

2525 N. State Road., 7 • Suite 205
Hollywood, Florida 33021

Dade: (305) 595-2727
Broward: (954) 437-0017
Fax: (305) 595-4691
web: www.cpasfla.com
e-mail: fbnr@cpasfla.com

SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5 (e) (4)

To the Board of Directors
Diversified Capital Corporation

As a result of our audit of Diversified Capital Corporation for the fiscal year ended June 30, 2002, the Company is entitled to continue taking the SIPC exemption due to the type of business engaged in such as limiting their income to sales of mutual funds and insurance products.

Finkelstein, Brown, Nemet & Rothchild, P.A.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 15, 2002

Member: American and Florida Institutes of Certified Public Accountant's

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 203
Miami, Florida 33173

2525 N. State Road., 7 • Suite 205
Hollywood, Florida 33021

Dade: (305) 595-2727
Broward: (954) 437-0017
Fax: (305) 595-4691
web: www.cpasfla.com
e-mail: fbnr@cpasfla.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Diversified Capital Corporation

In planning and performing our audit of the financial statements of Diversified Capital Corporation for the fiscal year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Member: American and Florida Institutes of Certified Public Accountant's

To the Board of Directors
Diversified Capital Corporation

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

Finkelstein
Brown
Nemet
& Rothchild, P.A.

To the Board of Directors
Diversified Capital Corporation

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Finkelstein Brown Nemet & Rothchild, P.A.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 15, 2002